Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	State/Territory of Organization
Kush Energy, LLC	Colorado
Kush Supply Co. LLC	Nevada
Zack Darling Creative Associates, LLC	California
The Hybrid Creative LLC	California
Koleto Innovations LLC	Nevada
KIM International Corporation	California
KCH Distribution Inc.	British Columbia